Exhibit 99.1

Mercurity Fintech Holding Inc. Announced Appointment of Chief Financial Officer

BEIJING, August 24, 2020 /PRNewswire/ -- Mercurity Fintech Holding Inc. (the "Company" or "MFH") (Nasdaq: MFH) today announced that Mr. Erez Simha has been appointed as chief financial officer of the Company, effective August 24, 2020. Concurrently, Mr. Frank Zhigang Zhao has resigned as the chief financial officer of the Company for personal reasons.

Mr. Erez Simha brings to the Company rich experience in global finance, operations management and executive leadership in public companies, private companies and the road from private to public company Before joining MFH, he served as chief financial officer and chief operating officer of two private technology companies Roo Inc. from 2019 to 2020, and Just Inc. from 2017 -2019 where he directed all aspects of executive leadership. Prior to that, from 2004 to 2017, Mr. Erez Simha held senior leadership positions at two Nasdaq-listed companies: SSYS Ltd. (Nasdaq: SSYS) as company global COO and CFO and Orbotech Ltd. (Nasdaq: ORBK) as Company CFO. During Mr. Simha’s careers executive management with various global technology companies, mainly in hyper growth environment, he has assumed broad responsibilities in all aspect of global finance, Global operations, M&A, IT infrastructure, Human resources, SEC reporting, Sarbanes-Oxley compliance, risk management, operational excellence, legal and investor relations. Mr. Simha received his bachelor’s degree in economics and accounting and master’s degree in business administration and finance from Tel Aviv University. He is a certified public accountant.

Ms. Alva Zhou, Chairperson of the Board of Directors and Chief Executive Officer of the Company, commented, “We are delighted to welcome Mr. Erez Simha to join the Company. His extensive executive leadership and financial and operational management experience will make a strong impact to the Company as we focus our business to provide blockchain-based digital asset infrastructure solutions services. We are thankful for Mr. Frank Zhigang Zhao’s many years of dedication and service to the Company and wish him success in his future endeavors.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim," "anticipate," "believe," "estimate," "expect," "hope," "going forward," "intend, " "ought to, " "plan, " "project," "potential," "seek," "may," "might," "can," "could," "will," "would," "shall," "should," "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company's beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Xingyan Gao

Mercurity Fintech Holding Inc.

ir@mercurity.com

Tel: +86 (10) 5360 6428